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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                        MERITAGE HOSPITALITY GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  59000K 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 PAUL C. DRUEKE
                           2100 RAY BROOK, SUITE 301
                          GRAND RAPIDS, MICHIGAN 49546
                                 (616) 942-1717

                                With a copy to:

                             DAVID D. JOSWICK, ESQ.
                  MILLER, CANFIELD, PADDOCK AND STONE, P.L.C.
                       840 WEST LONG LAKE ROAD, SUITE 200
                           TROY, MICHIGAN 48098-6358
                                 (248) 267-3252
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications
                    on Behalf of Person(s) filing statement)



                               SEPTEMBER 1, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)


                        (Continued on following page(s))

CUSIP No. 59000K 10 1
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    S.S OR I.R.S. Identification Nos. of Above Persons (Entities Only).

    PAUL C. DRUEKE
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /

    (b) / /

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    270,580
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    1,000
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    270,580
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    1,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     271,580
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
                                                                             /X/
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     5.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

         This statement on Schedule 13D (this "Schedule 13D") is filed on behalf of Paul C. Drueke ("Mr. Drueke") relative to transactions in the common stock, $.01 par value per share ("Common Stock"), issued by Meritage Hospitality Group Inc., a corporation organized under the laws of the State of Michigan (the "Issuer").

ITEM 1.  SECURITY AND ISSUER.

   Security:    Common Stock, $.01 par value per share
                (CUSIP No. 59000K 10 1)

   Issuer:      Meritage Hospitality Group Inc.
                1971 East Beltline Avenue, N.E., Suite 200
                Grand Rapids, Michigan 49504

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)   This Schedule 13D is being filed by Paul C. Drueke.

     (b) The business address of Mr. Drueke is 2100 Ray Brook, Suite 301, Grand Rapids, Michigan 49546.

     (c) Mr. Drueke is general partner of a Michigan limited partnership known as NorDruk Investment Company Limited Partnership (the "Partnership") and a stockbroker with Stifel Nicolaus & Company Incorporated. Stifel Nicolaus & Company Incorporated is a brokerage house and member of the New York Stock Exchange, American Stock Exchange and Midwest Stock Exchange, and has its principal business address at 500 North Broadway, St. Louis, Missouri 63102. The Partnership is a Michigan limited partnership that is engaged in the business of investing in securities primarily for the purpose of capital appreciation. The Partnership has its principal business address at 8851 River Ridge, Midville, Michigan 49333.

     (d) During the last five years, Mr. Drueke has not been convicted in a criminal proceeding.

     (e) During the last five years, Mr. Drueke has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)   Mr. Drueke is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All purchases reported under Item 5(c) were purchased for cash using personal funds. See also the response to Item 5.

ITEM 4.  PURPOSE OF TRANSACTION.

     All of the shares of Common Stock reported herein were acquired for investment purposes. Mr. Drueke retains the right to change his investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by him, in any manner permitted by law. Mr. Drueke may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Additionally, as part of the ongoing evaluation of this investment and investment alternatives, Mr. Drueke may consider the matters described in Items (a) -- (j) of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

                               *   *   *   *   *

     Except as described in this Item 4, Mr. Drueke does not presently have any plans or proposals which relate to or would result in either (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Issuer); (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the business or corporate structure of the Issuer; (g) any changes in the charter or bylaws (or instruments corresponding thereto) of the Issuer or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in this paragraph.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (The number of issued and outstanding shares of Common Stock upon which the various percentages set forth in this Schedule 13D are based does not include any outstanding securities convertible into Common Stock or any shares of Common Stock subject to any outstanding options.)

     (a)   (i)   Mr. Drueke is the beneficial owner of 271,580 shares of Common
Stock, which constitute 5.2% of the 5,225,832 shares of Common Stock issued and outstanding as of September 30, 2004 as reflect in the Issuer's Form 10-Q for the fiscal quarter ended August 29, 2004. The number of shares of Common Stock reported in this subsection (a)(i) as owned beneficially by Mr. Drueke includes:
167,660 shares of Common Stock held of record by the Partnership; 1,000 shares of Common Stock held of record by the Father Cusack Trust (the

"Cusack Trust") of which Mr. Drueke is a co-trustee (the "Cusack Trust Shares"); and 7,000 shares of Common Stock held of record by Mr. Drueke and his spouse as joint tenants with right of survivorship.

         (ii) Mr. Drueke's spouse is the beneficial owner of 9,000 shares of Common Stock which are held in her IRA (the "IRA Shares"). The IRA Shares have not been included in the number of shares of Common Stock reported as owned beneficially by Mr. Drueke in the response to subsection (a)(i) of this Item and pursuant to Rule 13d-4 promulgated under the Act, Mr. Drueke hereby expressly declares that the filing of this Schedule 13D shall not be construed as an admission that he, for the purposes of Section 13(d) or 13(g) of the Act, is the beneficial owner of any of the IRA Shares and hereby expressly disclaims all beneficial ownership of any kind or character in, to or with respect to all of the IRA Shares.

         (iii) Mr. Drueke is also the beneficial owner of 18,000 shares of the Issuer's Series B Convertible Preferred Stock (the "Series B Shares"). 8,000 of the Series B Shares are held of record by the Partnership and 10,000 of the Series B Shares are held of record by Mr. Drueke and his spouse as joint tenants with right of survivorship. The Series B Shares were purchased in a private offering on December 22, 2003 (the "Offering"). In connection with the Offering, the Issuer and certain if its shareholders who acquired securities in the Offering entered in to a Registration Rights Agreement (the "Registration Rights Agreement"), which is further described in Item 6 below.

                 The Series B Shares are convertible into Common Stock at any time beginning on December 22, 2004, at a conversion price of $5.57 per share of Common Stock, taking each Series B Share at its liquidation value of $10.00 per Series B Share. The Series B Shares have an annual dividend rate of $.80 per share. The right to payment of dividends is cumulative. The dividend is payable in equal quarterly installments on the first day of each January, April, July and October to holders of record as of the 15th day of the preceding month commencing January 1, 2004. At any time after two years from issuance, the Issuer may, upon 15 days written notice, redeem all or part of the Series B Shares at a redemption price of $11.00 per Series B Share plus accrued but unpaid dividends. After the third anniversary of the date of issuance, the redemption price shall be $10.00 per Series B Share plus accrued but unpaid dividends. No voting rights are provided except as required by law with the exception that, if at any time the Issuer fails to make six quarterly dividend payments, the number of directors constituting the Issuer's Board of Directors will be increased by two and the holders of the Series B Shares, voting as a class with each Series B Share having one vote, will be entitled to elect two directors to the Issuer's Board of Directors, which members will remain on the Issuer's Board of Directors as long as any arrearages in dividend payments remain outstanding.

     (b) Mr. Drueke has the sole power to vote, or to direct the voting of, all of the shares of Common Stock reported as owned beneficially by him in the response to subsection (a)(i) and (a)(iii) of this Item 5, except for the Cusack Trust Shares. With respect to the Cusack Trust Shares, such power may be exercised on behalf of the Cusack Trust by either one or both of the trustees of the Cusack Trust (one of which trustees is Mr. Drueke). Mr. Drueke has the sole power to dispose of, or to direct the disposition of, all of the shares of Common Stock reported as owned beneficially by him in the response to subsection
(a)(i) and (a)(iii) of this Item 5, except for the Cusack Trust Shares. With respect to the Cusack Trust Shares, such power may be exercised on behalf of the Cusack Trust by either one or both of the trustees of the Cusack Trust (one of which trustees is Mr. Drueke).

    (c) It is believed that Mr. Drueke, has not personally effected any transactions in the Common Stock in the last 60 days except as indicated below:

                                                                                 # OF
       PARTY               TYPE OF TRANSACTION                DATE              SHARES          PRICE PER SHARE
       -----               -------------------                ----              ------          ---------------
     Mr. Drueke           Open Market Purchase          August 30, 2004          700                 $5.02
     Mr. Drueke           Open Market Purchase          August 30, 2004         1,300                $5.02
     Mr. Drueke           Open Market Purchase          August 31, 2004         1,000                $5.00
     Mr. Drueke           Open Market Purchase          August 31, 2004         1,000                $5.00
     Mr. Drueke           Open Market Purchase          August 31, 2004         1,000                $5.00
     Mr. Drueke           Open Market Purchase         September 1, 2004        1,000                $5.00
     Mr. Drueke           Open Market Purchase         September 1, 2004        1,000                $5.00
     Mr. Drueke           Open Market Purchase         September 9, 2004         200                 $4.95
     Mr. Drueke           Open Market Purchase         September 13, 2004       1,000                $4.95
     Mr. Drueke           Open Market Purchase         September 20, 2004       1,100                $4.95
     Mr. Drueke           Open Market Purchase         September 22, 2004       1,000                $4.90
     Mr. Drueke           Open Market Purchase         September 27, 2004       1,000                $4.90
     Mr. Drueke           Open Market Purchase          October 5, 2004          500                 $4.90
     The Partnership      Open Market Purchase          October 14, 2004         300                 $4.90
     The Partnership      Open Market Purchase          October 15, 2004         200                 $4.90
     Mr. Drueke           Open Market Purchase          October 15, 2004         600                 $4.98
     Mr. Drueke           Open Market Purchase          October 15, 2004         200                 $4.99
     Mr. Drueke           Open Market Purchase          October 15, 2004        1,000                $5.00

     (d) Mr. Drueke has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of Common Stock reported as owned beneficially by him in the response to subsection (a)(i) and (a)(iii) of this Item 5, except for the Cusack Trust Shares. With respect to the Cusack Trust Shares, such power may be exercised on behalf of the Cusack Trust by either one or both of the trustees of the Cusack Trust (one of which trustees is Mr. Drueke).

     (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the terms and conditions of the Registration Rights Agreement, the Issuer agreed to register, under the Securities Act of 1933, shares of Common Stock issuable in connection with the Offering for resale by the investors who purchased securities of the Issuer in the Offering. On March 5, 2004, the Issuer registered such shares of Common Stock in the registration statement on Form S-3 (No. 333-113311), which became effective on March 5, 2004. The Issuer has also made other customary agreements in the Registration Rights Agreement, including matters relating to maintenance of the registration statement; indemnification; and compliance with state "blue sky" laws.

     The foregoing description of the Registration Rights Agreement is not, and does not purport to be complete, and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached to this
Schedule 13D as Exhibit 1 and is incorporated into this Item 6 by reference.

     Except for the Registration Rights Agreement, Mr. Drueke does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL FILED AS EXHIBITS.

   Exhibit 1: Registration Rights Agreement by and among the Issuer and certain of its shareholders dated December 22, 2003.

                                  SCHEDULE 13D

                                 SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  /s/ Paul C. Drueke
Date: October 17, 2004                            ----------------------------
                                                     Paul C. Drueke





                         SIGNATURE PAGE TO SCHEDULE 13D

                                                                       EXHIBIT 1


                          REGISTRATION RIGHTS AGREEMENT

     THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement") is entered into as of the 22nd day of December, 2003, by and among Meritage Hospitality Group Inc., a Michigan corporation (the "Company"), and the undersigned subscribers of the securities of the Company (hereinafter collectively referred to as the "Company Shareholders" and individually as a "Company Shareholder.")

     A. Pursuant to the terms of that certain Confidential Private Placement Memorandum of the Company, dated as of September 10, 2003, as supplemented on December 9, 2003, as further supplemented as of December 22, 2003 (the "Memorandum") the Company offered (the "Offering") to certain accredited investors (a) up to 1,000,000 units ("Units"), with each Unit consisting of one share of common stock of the Company (the "Common Stock"), 0.5 Class A warrants and 0.5 Class B warrants (collectively, the "Warrants"), and (b) up to 500,000 shares of Series B convertible preferred stock of the Company (the "Preferred Stock", and together with the Units, the "Securities").

     B. In accordance with the terms of the Memorandum, the Company has agreed to provide registration rights with respect to the Common Stock purchased in, or issuable in connection with, the Offering, as well as the Preferred Stock and the Warrants.

     C. The undersigned Company Shareholders have purchased Preferred Stock in the Offering.

     D. In connection with the consummation of the Offering, the parties desire to enter into this Agreement in order to grant registration and other rights to the Company Shareholders with respect to the securities purchased in the Offering, as set forth below.

     NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. GENERAL.

    1.1 DEFINITIONS. Unless otherwise defined herein, as used in this Agreement, the following terms shall have the following respective meanings:

           (A) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

           (B) "Form S-3" means such form under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

           (C) "Holder" means a person owning of record Registrable Securities that have not been sold to the public or any assignee of record of such Registrable Securities in accordance with Section 2.6(b) hereof and who does not notify the Company in writing prior to the Filing Date that he does not wish his Registrable Securities to be included in the Registrable Securities covered by the Registration Statement.

           (D) "Prospectus" means the prospectus included in the Registration Statement with respect to the terms of the offering of the Registrable Securities covered by the Registration Statement, and all amendments and supplements thereto, including any and all exhibits and annexes thereto and any information incorporated by reference therein.

           (E) "Registrable Securities" means, with respect to any Company Shareholder, the number of shares of any Preferred Stock purchased by the Company Shareholder in the Offering, and any share and any shares of Common Stock issued in respect thereof as the result of any adjustment, recapitalization, reorganization, stock split, stock dividend or other change in the Company's capital structure; provided, however, that Registrable Securities shall cease to be Registrable Securities with respect to a Holder when (i) a Registration Statement shall have become effective under the Securities Act and such Registrable Securities shall have been disposed of in accordance with the Registration Statement and the Securities Act, or (ii) with respect to a Holder, at such time as all of the Registrable Securities held by such Holder can, in a three month period, be distributed to the public in accordance with Rule 144 under the Securities Act, as such rule may be amended from time to time, or any successor rule or regulation ("Rule 144").

           (F) "Rules" shall mean the rules and regulations promulgated by the SEC under the Securities Act or under the Exchange Act.

           (G)   "SEC" means the Securities and Exchange Commission.

           (H) "Securities Act" shall mean the Securities Act of 1933, as amended.

           (I) "Special Registration Statement" shall mean a registration statement (i) relating to any employee benefit plan or (ii) related to equity securities issued upon conversion of debt securities.

SECTION 2. REGISTRATION; RESTRICTIONS ON TRANSFER.

     2.1   REGISTRATION PROCEDURES AND EXPENSES. The Company shall:

           (A) use commercially reasonable efforts to prepare and file with the SEC, within five (5) business days after the filing of the Company's Form 10-K for fiscal year 2003 (the date of such filing with the SEC, the "Filing Date") a registration statement on Form S-3 (the "Registration Statement") to enable the resale of the Registrable Securities by the Holders from time to time in accordance with the methods of distribution elected by such Holders and set forth in the Registration Statement; provided, however, that not less than five
(5) business days prior to the filing of the Registration Statement with the SEC the Company shall furnish to the Holders, and counsel to the Holders, a copy of the Registration Statement proposed to be filed and the Company agrees to consider appropriate comments provided by such Holders and their counsel for inclusion in the Registration Statement;

           (B) not less than five (5) business days prior to the filing thereof with the SEC, furnish to the Holders and to counsel fur the Holders, a copy of each amendment to the Registration Statement, and each amendment or supplement, if any, to the Prospectus (including all documents incorporated by reference therein after the initial filing of the Registration Statement), and Company agrees to consider appropriate comments provided by such Holders and their counsel for inclusion in the Registration Statement;

           (C) use its commercially reasonable efforts, subject to receipt of necessary information from the Holders, as reasonably determined upon consultation with such Holder's counsel to cause the Registration Statement to become effective as soon as practicable after the Filing Date (the "Effective Date");

           (D) use its commercially reasonable efforts to prepare and file with the SEC such amendments and supplements to the Registration Statement and the Prospectus used in connection therewith as may be necessary to keep the Registration Statement current and continuously effective for a period not exceeding, with respect to each Holder's Registrable Securities, the earlier of
(i) the third anniversary of the Effective Date, (ii) the date on which such Holder may sell all Registrable Securities then held by such Holder without restriction by the volume limitations of Rule 144(e) of the Securities Act or
(iii) such time as all Registrable Securities covered by the Registration Statement have been sold thereunder;

           (E) furnish to any Holder with respect to the Registrable Securities registered under the Registration Statement such number of copies of the Registration Statement, the Prospectus (including any preliminary prospectuses) any amendments or supplements thereto and such other documents as such Holder may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Registrable Securities by such Holder;

           (F) arrange, if necessary for registration or qualification of the Registrable Securities under the securities or blue sky laws of such states specified in writing by any of the Holders, and maintain such registration or qualification in effect so long as required; provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

           (G) bear all fees and expenses in connection with the procedures in paragraphs (a) through (f) and (j) of this Section 2.1, except for any fees of Holder's counsel, and the registration of the Registrable Securities pursuant to the Registration Statement;

           (H) advise the Holders, promptly after it shall receive notice or obtain knowledge of the issuance of any stop order by the SEC delaying or suspending the effectiveness of the Registration Statement or of the initiation of any proceeding for that purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued;

           (I) ensure that the Registration Statement and any amendment or supplement thereto and any Prospectus forming part thereof and any amendment or supplement thereto (i) complies with the applicable requirements of the Securities Act and (ii) does not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading

           (J) with a view to making available to the Holders the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Holders to sell Registrable Securities to the public without registration, the Company covenants and agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) such date as all of the Registrable Securities may be resold pursuant to Rule 144(k) or any other Rule of similar effect or (B) such date as all of the Holders' Registrable Securities shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and under the Exchange Act; (iii) furnish to any Holder upon request, as long as such Holder owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the Securities Act and the Exchange Act, (B) a copy of the Company's most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Holder of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration; and (iv) subject to the conditions set forth in this Agreement, and provided the conditions of Rule 144(k) are satisfied in all respects, including without limitation, that such Holder is not an Affiliate of the Company, as such term is defined in Rule 144, use commercially reasonable efforts to cause the removal of any restrictive legends on the Registrable Securities necessary to enable such Holder to sell the Registrable Securities under Rule 144(k).

           (K) It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2.1 that any Holder shall furnish to the Company, pursuant to the written request by the Company, such information regarding itself, the Registrable Securities to be sold by such Holder, and the intended method of disposition of such Registrable Securities as shall be reasonably requested to effect the registration of the Registrable Securities.

     2.2   SUSPENSION.

           (A) Each Holder agrees that it will promptly notify the Company of any changes in the information set forth in the Registration Statement regarding the Holder or the Holder's plan of distribution,

           (B) Except in the event that paragraph (c) below applies, the Company shall: (i) if deemed necessary by the Company, prepare and file from time to time with the SEC a post-effective amendment to the Registration Statement or a supplement to the Prospectus forming a part thereof or a supplement or amendment to any document incorporated therein by reference or file any other required document so that such Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to purchasers of the Registrable Securities being sold thereunder, such Prospectus, Supplement or amendment will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) promptly inform each

Holder that the Company has complied with its obligations in Section 2.2(b)(i) (or that, if the Company has filed a post-effective amendment to the Registration Statement which has not yet been declared effective, the Company will notify each Holder to that fact, will use its commercially reasonable efforts to secure the effectiveness of such post-effective amendment as promptly as possible and will promptly notify each Holder pursuant to Section 2.2(b)(i) hereof when the amendment has become effective).

           (C) Subject to paragraph (d) below, in the event: (1) of any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to the Registration Statement or related Prospectus or for additional information, (ii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) of the receipt by the Company of any notification with respect to the suspension of the registration or qualification or exemption from registration or qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose; or (iv) of any event or circumstance which, in the reasonable judgment of Company, necessitates the making of any changes in the Registration Statement or Prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; then the Company shall deliver a certificate in writing to each Holder (the "Suspension Notice") to the effect of the foregoing and, upon receipt of such Suspension Notice, each Holder will refrain from selling any Registrable Securities pursuant to the Registration Statement (a "Suspension") until such Holder's receipt of copies of a supplemented or amended Prospectus prepared and filed by the Company, or until it is advised in writing by the Company that any stop order suspending the effectiveness of the Registration Statement has been withdrawn, that the registration or qualification of the Registrable Securities has been reinstated in such jurisdiction or that the current Prospectus may be used, as appropriate, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such Prospectus. In the event of any Suspension, the Company will use its commercially reasonable efforts to cause the use of the Prospectus so suspended to be resumed as soon as reasonably practicable, and in no event later than 20 business days, after delivery of a Suspension Notice to each Holder.

           (D) Notwithstanding the foregoing paragraphs of this Section 2.2, the Holders shall not be prohibited from selling Registrable Securities under the Registration Statement as a result of Suspensions on more than two occasions of not more than thirty (30) days each in any twelve (12) month period, unless, in the good faith judgment of the Company's Board of Directors, upon advice of counsel, the sale of Registrable Securities under the Registration Statement in reliance on this paragraph 2.2(d) would be reasonably likely to cause a violation of the Securities Act or the Exchange Act and result in potential liability to the Company.

           (E) Provided that a Suspension is not then in effect, any Holder may sell Registrable Securities under the Registration Statement, provided that it arranges for delivery of a current Prospectus to the transferee of such Registrable Securities.

           (F) In the event of a sale of Registrable Securities by any Holder, such Holder must also deliver to the Company's transfer agent, with a copy to the Company, a Certificate of Subsequent Sale substantially in the form attached hereto as Exhibit A so that the shares may be properly transferred.

     2.3   INDEMNIFICATION. For the purpose of this Section 2.3:

           (A) the term "Selling Company Shareholder" shall include each Holder and any officer, director, agent, trustee or affiliate of such Holder;

           (B) the term "Registration Statement" shall include any final prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section 2.1; and

           (C) the term "Untrue Statement" shall include any untrue statement or alleged untrue statement, or any omission or alleged omission to state in the Registration Statement a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                 (I) The Company agrees to indemnify and hold harmless each Selling Company Shareholder from and against any losses, claims, damages or liabilities to which such Selling Company Shareholder may become subject (under the Securities Act or otherwise) but only insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of; or are based upon (i) any Untrue Statement of a material fact contained in the Registration Statement, or (ii) any failure by the Company to fulfill any undertaking required to be included under the Form S-3 registration statement, and the Company will reimburse such Selling Company Shareholder for any reasonable legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim, provided, however, that the Company shall not be liable in any such ease to the extent that such loss, claim, damage or liability arises out of, or is based upon, an Untrue Statement made in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of any such Selling Company Shareholder specifically for use in preparation of the Registration Statement or the failure of any such Selling Company Shareholder to comply with its covenants and agreements contained in Section 2.2 hereof or any statement or omission in any prospectus that is corrected in any subsequent prospectus that was delivered to a Holder prior to the pertinent sale or sales by such Holder.

                 (II) Each Holder agrees to indemnify and hold harmless the other Selling Company Shareholders and the Company (and each person, if any, who controls the Company or the other Selling Company Shareholders within the meaning of Section 15 of the Securities Act, each officer of the Company who signs the Registration Statement and each director of the Company) from and against any losses, claims, damages or liabilities to which the other Selling Company Shareholders or the Company (or any such officer, director or controlling person) may become subject (under the Securities Act or otherwise), but only insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, (A) any failure by such Holder to comply with the covenants and agreements contained in Section
2.2 hereof, or (B) any Untrue Statement of a material fact contained in the Registration Statement if such Untrue Statement was made in reliance upon and in conformity with written information furnished by or on behalf of a Holder specifically for use in preparation of the Registration Statement, and such Holder will reimburse the other Selling Company Shareholders and the Company (or such officer, director or controlling person), as the case may be, for any reasonable legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim.

                 (III) Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 2.3, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party under this Section 2.3 (except to the extent that such omission materially and adversely affects the indemnifying party's ability to defend such action) or from any liability otherwise than under this Section 2.3. Subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof, provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate, in the reasonable opinion of counsel to the indemnified person, for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, however, that no indemnifying person shall be responsible for the fees and expenses of more than one separate counsel (in addition to appropriate local counsel) for all indemnified parties. In no event shall any indemnified person be liable in respect of any amounts paid in settlement of any action unless the indemnifying person shall have approved the terms of such settlement; provided that such consent shall not be unreasonably withheld or delayed. No indemnifying person shall, without the prior written consent of the indemnified person, effect any settlement of any pending or threatened proceeding in respect of which any indemnified person is or could have been a party and indemnification could have been sought hereunder by such indemnified person, unless such settlement includes an unconditional release of such indemnified person from all liability on claims that are the subject matter of such proceeding.

                 (IV) If the indemnification provided for in this Section 2.3 is unavailable to or insufficient to hold harmless an indemnified party under subsection (i) or (ii) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages Or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Holders on the other in connection with the statements or omissions or other matters which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, in the case of an Untrue Statement, whether the Untrue Statement relates to information supplied by the Company on the one hand or a Holder on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such Untrue Statement. The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this subsection (iv) were determined by pro rata allocation (even if the Holders were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (iv). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (iv) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (iv), no Holder shall be required to contribute any amount in excess of the amount by which the gross amount received by such Holder from the sale of the Registrable Securities to which such loss relates exceeds the amount of any damages which such Holder has otherwise been required to pay by reason of such Untrue Statement. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Holders' obligations in this subsection to contribute are several in proportion to their sales of Registrable Securities to which such loss relates and not joint.

                 (V) The parties to this Agreement hereby acknowledge that they are sophisticated business persons who were represented by counsel during the negotiations regarding the provisions hereof including, without limitation, the provisions of this Section 2.3, and are fully informed regarding said provisions. They further acknowledge that the provisions of this Section 2.3 fairly allocate the risks in light of the ability of the parties to investigate the Company and its business in order to assure that adequate disclosure is made in the Registration Statement as required by the Securities Act and the Exchange Act. The parties are advised that federal or state public policy as interpreted by the courts in certain jurisdictions may be contrary to certain of the provisions of this Section 2.3, and the parties hereto hereby expressly waive and relinquish any right or ability to assert such public policy as a defense to a claim under this Section 2.3 and further agree not to attempt to assert any such defense.

     2.4   TERMINATION OF CONDITIONS AND OBLIGATIONS.   The restrictions imposed
by Section 2.6 upon the transferability of the Registrable Securities shall cease and terminate as to any particular number of the Registrable Securities when such securities shall have been effectively registered under the Securities Act and sold or otherwise disposed of in accordance with the intended method of disposition set forth in the Registration Statement covering such securities or at such time as an opinion of counsel reasonably satisfactory to the Company shall have been rendered to the effect that such conditions are not necessary in order to comply with the Securities Act.

     2.5   INFORMATION AVAILABLE.   So long as the Registration Statement is
effective covering the resale of Registrable Securities owned by any Holder, the Company, upon the reasonable request of any Holder, will meet with such Holder or a representative thereof at the Company's headquarters to discuss all information relevant for disclosure in the Registration Statement and will otherwise cooperate with any Holder conducting an investigation for the purpose of reducing or eliminating such Holder's exposure to liability under the Securities Act, including the reasonable production of information at the Company's headquarters; provided, that the Company shall not be required to disclose any confidential information to or meet at its headquarters with any Holder until and unless such Holder shall have entered into a confidentiality agreement in form and substance reasonably satisfactory to the Company with the Company with respect thereto.

     2.6   RESTRICTIONS ON TRANSFER.

           (A) Each Holder agrees not to make any disposition of all or any portion of the Registrable Securities unless and until:

                 (I) The Registration Statement is declared effective under the Securities Act and such disposition is made in accordance with the Registration Statement; or

                 (II) (A) the transferee has agreed in writing to be bound by the terms of this Agreement, (B) such Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (C) if reasonably requested by the Company, such Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such Registrable Securities under the Securities Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144, except in unusual circumstances.

           (B) Notwithstanding the provisions of subsection (a) above, no such restriction shall apply to a transfer by any Holder transferring his Registrable Securities to such Holder's family member or a trust, partnership or limited liability company for the benefit of an individual Holder or such Holder's immediate family member; provided that in each case the transferee will agree in writing to be subject to the terms of this Agreement to the same extent as if the transferee was an original Holder hereunder.

           (C) Each certificate representing Registrable Securities shall be stamped or otherwise imprinted with legends substantially similar to the following (in addition to any legend required under applicable state securities laws):

           THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR UNLESS MERITAGE HOSPITALITY GROUP INC. (THE "COMPANY") HAS RECEIVED AN

           OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

           THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN REGISTRATION RIGHTS AGREEMENT TO WHICH THE STOCKHOLDER AND THE COMPANY ARE PARTIES. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

           (D) Any legend endorsed on a certificate pursuant to applicable state securities laws and the stop-transfer instructions with respect to such Registrable Securities shall be removed upon receipt by the Company of an order of the appropriate blue sky authority evidencing that such legend is no longer required.

     2.7   DELAY OF REGISTRATION; FURNISHING INFORMATION.

           (A) No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

           (B) It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 2.2 that all selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such Registrable Securities as shall be reasonably requested to effect the registration of their Registrable Securities.

     2.8 ASSIGNMENT OF REGISTRATION RIGHTS. The rights to cause the Company to register Registrable Securities pursuant to this Agreement may only be assigned by a Holder to a transferee permitted under Section 2.6 hereof provided, that, in each case (i) the transferor shall, within 5 days after such transfer furnish Company written notice of the name and address of the transferee or assignee and the Registrable Securities as to which such registration rights are being assigned and (ii) the transferee will agree in writing to be subject to the terms of this Agreement to the same extent as if the transferee was an original Holder hereunder.

     2.9 AGREEMENT TO FURNISH INFORMATION. If requested by the Company, each Holder shall provide, within ten (10) days of such request, such information as may be reasonably requested by the Company in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Securities Act. The obligations described in this
Section 2.9 shall not apply to a Special Registration Statement. Each Holder agrees that any transferee of any Registrable Securities shall be bound by this Sections 2.9.

SECTION 3. MISCELLANEOUS.

     3.1 GOVERNING LAW. This Agreement shall be governed by and construed under the laws of the State of Michigan as applied to agreements among Michigan residents entered into and to be performed entirely within Michigan.

     3.2 SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto and shall inure to the benefit of and be enforceable by each person who shall be a holder of Registrable Securities from time to time.

     3.3 ENTIRE AGREEMENT. This Agreement, the Exhibits hereto, the Memorandum and the other documents delivered pursuant thereto constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

     3.4 SEVERABILITY. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

     3.5   AMENDMENT AND WAIVER.

           (A) Except as otherwise expressly provided, this Agreement may be amended or modified only upon the written consent of the Company and the Holders of at least a majority of the Registrable Securities.

           (B) Except as otherwise expressly provided, the obligations of the Company and the rights of the Holders under this Agreement may be waived only with the written consent of the Holders of at least a majority of the Registrable Securities.

           (C) For the purposes of determining the number of Holders or Company Shareholders entitled to vote or exercise any rights hereunder, the Company shall be entitled to rely solely on the list of record holders of its common stock as maintained by or on behalf of the Company.

           (D)   Any amendment or waiver effected in accordance with this
Section 3.5 shall be binding upon each Holder and Company. By accepting the benefits conferred under this Agreement, the Holders hereby agree to be bound by the provisions of this Section 3.5.

     3.6 DELAYS OR OMISSIONS. It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any Holder, upon any breach, default or noncompliance of the Company under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any Holder's part of any breach, default or noncompliance under this Agreement or any waiver on such Holder's part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to Holders, shall be cumulative and not alternative.

     3.7 NOTICES. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the party to be notified at the address as set forth on the signature pages hereof or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.

     3.8 ATTORNEYS' FEES. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

     3.9 TITLES AND SUBTITLES. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

     3.10 COUNTERPARTS. This Agreement may be executed in any number of counterparts each of which shall be an original, but all of which together shall constitute one instrument.

     3.11 AGGREGATION OF STOCK. All Registrable Securities held or acquired by affiliated entities or persons or persons or entities under common management or control shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date set forth in the first paragraph hereof.

COMPANY:

MERITAGE HOSPITALITY GROUP INC.


By:
     ---------------------------------
Name:
     ---------------------------------
Title:
     ---------------------------------

Address:
1971 Beltline Ave., N.E., Suite 200
Grand Rapids, Michigan 49525

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                                         SIGNATURE FOR PARTNERSHIP,
SIGNATURE FOR                            TRUST, CORPORATION OR
INDIVIDUAL SUBSCRIBER                    OTHER ENTITY
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                         REGISTRATION RIGHTS AGREEMENT
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